UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  5  )*

SEI Investments Company

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

784117 10 03

(CUSIP Number)

N. Jeffrey Klauder
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78117 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alfred P. West, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,225,728 shares of common stock (see Items 5 and 6)

	8.	Shared Voting Power 5,239,248 shares of common stock (see Items 5 and 6)

	9.	Sole Dispositive Power 16,225,728 shares of common stock (see Items 5 and 6)

	10.	Shared Dispositive Power 5,239,248 shares of common stock (see Items 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,464,976 shares of common stock (see Items 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 20.74 % of common stock (see Items 5 and 6)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed on March 14, 1984 by Alfred P. West, Jr., as amended by Amendment No. 1 filed on December 30, 1991, Amendment No. 2 filed on April 9, 1998, Amendment No. 3 filed on May 15, 1998 and Amendment No. 4 filed on April 16, 2003 (as so amended, the “Schedule 13D”), with respect to shares of common stock, $0.01 par value (the “Common Stock”), of SEI Investments Company (the “Issuer”), as follows:

Item 4.	Purpose of Transaction
Other than as described in Item 6 below, Mr. West has no present plan or proposal that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Mr. West beneficially owns 21,464,976 shares of Common Stock as of the date hereof, which represents approximately 20.74% of the Issuer’s Common Stock based on 103,512,610 shares of Common Stock outstanding as of April 30, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, as filed with the Securities and Exchange Commission on May 10, 2004.  This amount includes:  (i) 11,439,039 shares held by Mr. West directly; (ii) 24,000 shares held by Mr. West’s wife; (iii) 4,850,783 shares held in trusts for the benefit of Mr. West’s children (the “Children’s Trusts”), of which trusts Mr. West’s wife is a trustee or co-trustee; (iv) 66,692 shares held in a trust for the benefit of Mr. West’s mother and certain descendants of Mr. West’s father, of which trust Mr. West is a trustee; (v) 6,297 shares held in a charitable trust of which Mr. West is a trustee; (vi) 96,000 shares held in a trust for the benefit of William M. Doran’s children, of which trust Mr. West is a trustee; and  (vii) 48,000 shares that may be acquired upon exercise of stock options exercisable within 60 days of March 1, 2003 held in the same trust for the benefit of William M. Doran’s children, of which Mr. West is a trustee. This amount also includes:  (i) 4,537,500 shares held by APWest Associates, L.P., a limited partnership of which Mr. West is the sole general partner; (ii) 364,465 shares held by West Family Foundation, of which Mr. West is a director and officer and, accordingly, shares voting and investment power; and (iii) 32,200 shares held by West Senior Securities Fund, L.P., a limited partnership in which a trust of which Mr. West is a trustee holds a 1% general partnership interest and a 9.5% limited partnership interest.

The following transactions took place since the filing of Amendment No. 4: (i) Mr. West sold an aggregate of 637,562 directly held shares and made gifts of an aggregate of 135,942 directly held shares; (ii) the Children’s Trusts sold an aggregate of 88,938 shares; (iii) West Family Foundation made gifts of an aggregate of 41,681 shares; and (iv) pursuant to its dissolution, the Alfred P. West 1998 Grantor Retained Annuity Trust V, of which Mr. West was the sole trustee, transferred an aggregate of 2,773,883 shares, of which 333,765 shares were transferred to Mr. West’s direct holdings.  Of these transactions, the following took place during the 60 days prior to the filing of this Amendment:

Holder of Shares	Date	Type of Transaction	Number of Shares	Price Per Share
Alfred P. West, Jr., individually	05/28/04	Gifts to non-affiliates	19,787	N/A
Alfred P. West, Jr., individually	06/08/04	Open market sales	119,990	$29.50
Alfred P. West, Jr., individually	06/09/04	Open market sales	48,672	$29.13
Alfred P. West, Jr., individually	06/10/04	Open market sales	16,900	$29.00
Children’s Trusts	06/08/04	Open market sales	57,510	$29.50
Children’s Trusts	06/09/04	Open market sales	23,328	$29.13
Children’s Trusts	06/10/04	Open market sales	8,100	$29.00

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 16, 2002, Mr. West and his wife entered into a collateral agreement, as amended on November 25, 2002 and July 31, 2003 (the “West Collateral Agreement”), with JP Morgan Chase Bank and its subsidiaries and affiliates (“JP Morgan”), pursuant to which, among other things, and subject to certain limitations, Mr. West and his wife pledged to JP Morgan approximately 11,878,778 shares of the Common Stock of the Issuer held directly or indirectly by Mr. West, subject to adjustment (there are 11,504,611 shares pledged as of the date hereof under the West Collateral Agreement), as security for certain loans, letters of credit or other financial accommodations extended by JP Morgan to Mr. West and his wife.

On September 16, 2002, the West Family Foundation entered into a collateral agreement, as amended on November 25, 2002 and July 31, 2003 (the “Foundation Collateral Agreement”), with JP Morgan, pursuant to which, among other things, and subject to certain limitations, the West Family Foundation pledged to JP Morgan approximately 109,200 shares of the Common Stock of the Issuer held by the West Family Foundation, subject to adjustment (there are 123,852 shares pledged as of the date hereof under the Foundation Collateral Agreement), as security for certain loans, letters of credit or other financial accommodations extended by JP Morgan to the West Family Foundation.

On September 16, 2002, certain of the Children’s Trusts entered into collateral agreements, as amended on November 25, 2002 and July 31, 2003 (the “Trust Collateral Agreements”) with JP Morgan, pursuant to which, among other things, and subject to certain limitations, these trusts pledged to JP Morgan approximately 2,806,030 shares of the Common Stock of the Issuer held by these trusts, subject to adjustment (there are 2,806,030 shares pledged as of the date hereof under the Trust Collateral Agreements), as security for certain loans, letters of credit or other financial accommodations extended by JP Morgan to these trusts.

The West Collateral Agreement, the Foundation Collateral Agreement and the Trust Collateral Agreements are referred to collectively herein as the Collateral Agreements.  These Collateral Agreements provide that, subject to certain limitations, upon specified events of default, JP Morgan will obtain both voting and dispositive power with respect to the shares of Common Stock covered by the Collateral Agreements.

The descriptions of the Collateral Agreements are qualified by reference to the respective Collateral Agreements, copies of which are filed as exhibits to the Schedule 13D.  Please read these exhibits for further information regarding the Collateral Agreements.

Item 7.	Material to Be Filed as Exhibits
99.1

Collateral Agreement, dated as of September 16, 2002, as amended on November 25, 2002, by and among JP Morgan Chase Bank, Alfred P. West, Jr. and Loralee S. West, incorporated herein by reference to Exhibit 99.1 to Amendment No. 4 to the Schedule 13D filed by Alfred P. West, Jr. on April 16, 2003.

99.2

Collateral Agreement, dated as of September 16, 2002, as amended on November 25, 2002, by and between JP Morgan Chase Bank and the West Family Foundation, incorporated herein by reference to Exhibit 99.2 to Amendment No. 4 to the Schedule 13D filed by Alfred P. West, Jr. on April 16, 2003.

99.3

Collateral Agreement, dated as of September 16, 2002, as amended on November 25, 2002, by and among JP Morgan Chase Bank and Loralee S. West and William M. Doran as Trustees under the Agreement of Trust dated December 22, 1980, established by Alfred P. West, Jr. for the benefit of Angela Paige West, incorporated herein by reference to Exhibit 99.3 to Amendment No. 4 to the Schedule 13D filed by Alfred P. West, Jr. on April 16, 2003.

99.4

Collateral Agreement, dated as of September 16, 2002, as amended on November 25, 2002, by and among JP Morgan Chase Bank and Loralee S. West and William M. Doran as Trustees under the Agreement of Trust dated December 22, 1980, established by Alfred P. West, Jr. for the benefit of Andrew Palmer West, incorporated herein by reference to Exhibit 99.4 to Amendment No. 4 to the Schedule 13D filed by Alfred P. West, Jr. on April 16, 2003.

99.5	Amendment to Collateral Agreement, dated as of July 31, 2003, by and among JP Morgan Chase Bank, Alfred P. West, Jr. and Loralee S. West.

99.6	Amendment to Collateral Agreement, dated as of July 31, 2003, by and between JP Morgan Chase Bank and the West Family Foundation.

99.7

Amendment to Collateral Agreement, dated as of July 31, 2003, by and among JP Morgan Chase Bank and Loralee S. West and William M. Doran as Trustees under the Agreement of Trust dated December 22, 1980, established by Alfred P. West, Jr. for the benefit of Angela Paige West.

99.8

Amendment to Collateral Agreement, dated as of July 31, 2003, by and among JP Morgan Chase Bank and Loralee S. West and William M. Doran as Trustees under the Agreement of Trust dated December 22, 1980, established by Alfred P. West, Jr. for the benefit of Andrew Palmer West.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2004
Date
/s/ Alfred P. West, Jr.
Signature
Alfred P. West, Jr.
Name/Title